
02005684

SI ...ES ...GE COMMISSION
20549


RECEIVED
FEB 2 6 2002
354
PROCESSING
SECTION

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SEC FILE NUMBER
8- 49671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LINCOLN PARTNERS L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 WEST MADISON, SUITE 3750
(No. and Street)

CHICAGO	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L. JAMES LAWSON, III — (312) 580-8326
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3/91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, L. JAMES LAWSON, III, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition and supplementary information pertaining to the firm of Lincoln Partners L.L.C., as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NO EXCEPTIONS

Sworn and subscribed to me on the

19th day of February

Notary Public

Signature

Managing Director
Title


"OFFICIAL SEAL"
KRISTA L. GIERTUGA
Notary Public, State of Illinois
My Commission Expires 03/22/03

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Lincoln Partners L.L.C.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Lincoln Partners L.L.C.
Table of Contents
December 31, 2001


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Lincoln Partners L.L.C.

We have audited the accompanying statement of financial condition of Lincoln Partners L.L.C. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lincoln Partners L.L.C. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 22, 2002

Lincoln Partners L.L.C.
Statement of Financial Condition
December 31, 2001

Assets

Cash and equivalent	$ 1,269,921
Certificate of deposit	106,478
Accounts receivable	1,591,661
Prepaid expenses	50,500
Long-term investments	20,054
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $371,401)	198,361
Total assets	$ 3,236,975

Liabilities and Members' Equity

Liabilities	
Accounts payable	$ 157,462
Accrued bonuses	537,500
Deferred rent liability	104,272
Total liabilities	799,234
Members' equity	2,437,741
Total liabilities and members' equity	$ 3,236,975

See accompanying notes.

Note 1 Nature of Activities and Significant Accounting Policies

Lincoln Partners L.L.C. (Company) (an Illinois limited liability company), which operates from a leased office space in Chicago, is in the business of investment banking and providing merger and acquisition advisory services related to middle market businesses worldwide. The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement. The Company is registered with the National Association of Securities Dealers, Inc. as a broker-dealer in securities.

The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds.

Long-term investments are recorded at market value.

Depreciation is being computed under an accelerated method over the estimated useful lives of the assets as follows:

Software	3 years
Computer equipment	5 years
Other equipment	5 Years
Furniture	7 years
Leasehold improvements	Lease life

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions affecting the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Operating Agreement

The members of the Company are Robert Bruce Barr and Lawrence James Lawson, III, each of whom serve as managers of the Company.

Allocations of income and losses are made in accordance with the operating agreement, generally on a preagreed allocation based on a transactional formula.

Note 3 Private Company Investment

During December 2001, the Company transferred its interest in Riverlake Partners, LLC, a limited liability company, the principal asset of which was an investment in CLEANPAK International Inc., to Grant Partners LLC, a related party whose members include Robert Bruce Barr and Lawrence James Lawson, III. The Company had valued this investment during 2001 at its original cost of $420,000.

Note 4 Deferred Rent Liability

The Company currently leases premises under an agreement which expires in 2006 and includes a rental subsidy of $5,000 per month for the first 24 months of the lease, which subsidy ended in 2000. In accordance with applicable accounting pronouncements, the Company records rent expense for each month of occupancy equal to the average minimum monthly rent over the term of the lease.

The Company has recorded a liability for the imputed rent expense during the reduced rent periods. This liability will increase during the early term of the lease and then be amortized over the remaining years.

Future minimum annual rentals required under the lease, excluding additional payments for certain operating, tax and maintenance costs and net of the rental subsidy, are approximately as follows:

2002	$ 133,000
2003	137,000
2004	142,000
2005	146,000
2006	114,000
	$ 672,000

Note 5 Employee Benefit Plan

The Company maintains a defined contribution plan, as defined under Section 401(k) of the Internal Revenue Code. The Plan covers all employees who have attained age 21 and have completed six months of service. Any employer match of participants' contributions is discretionary and is only for eligible employees who have worked 1,000 hours during the year.

Note 6 Income Taxes

The Company is not subject to income taxes because its income and losses are includable in the tax returns of its members.

Note 7 Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 8 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had adjusted net capital and net capital requirements of $445,508 and $53,283, respectively.

Note 9 Subsequent Event

Subsequent to December 31, 2001, the Company amended and restated its operating agreement to allow for the admission of additional members.